QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

POST-EFFECTIVE AMENDMENT #1
GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

LITTLE SIOUX CORN PROCESSORS, L.L.C.
(Name of Small Business Issuer in its charter)

IOWA (State or other jurisdiction of incorporation or organization)	EIN 42-1510421 (IRS Employer Identification No.)

4808 F Avenue, Marcus, IA 51035
(Address of principal executive offices)

(712) 376-2800 or (866) 436-2676 (toll free)
(Issuer's Telephone Number)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

        Securities registered or to be registered pursuant to Section 12(g) of the Act:

CLASS A
LIMITED LIABILITY COMPANY
MEMBERSHIP INTERESTS
(Title of Class)

LITTLE SIOUX CORN PROCESSORS, L.L.C.

FORM 10-SB

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business of the Company

        Little Sioux Corn Processors, L.L.C., was formed as an Iowa limited liability company on September 28, 2000. Little Sioux Corn Processors, L.L.C. is the registrant under this registration statement and is referred to as the "Registrant." References to "we", "us", "our" and the "Company" refer to the Registrant.

        On March 6, 2002, the Registrant purchased the sole general partnership interest in an Iowa limited partnership, LSCP, LP. On June 26, 2003, LSCP, LP elected to become a limited liability limited partnership and is referred to as "LSCP, LLLP" or the "Limited Partnership." During 2002, we raised $10,226,000 by issuing 10,002 of our units to investors. We purchased our general partnership interest in LSCP, LLLP by contributing these proceeds and our net assets to the Limited Partnership. As of December 31, 2002, we had 10,941 units issued and outstanding and a total of 647 unit-holders. As of December 31, 2002, we had assets exceeding $10 million. Because we had assets exceeding $10 million and 647 unit-holders as of the end of our last fiscal year (December 31, 2002) we are registering our units with the U.S. Securities and Exchange Commission on this Form 10-SB Registration Statement pursuant to Section 12(g) of the Securities Exchange Act of 1934.

        Our general partnership interest in the Limited Partnership represents substantially all of our assets. The Limited Partnership has substantially completed development and construction of a 40 million- gallon per year ethanol plant near Marcus, Iowa. The following diagram illustrates the relationship between Little Sioux Corn Processors, L.L.C. and LSCP, LLLP:

DIAGRAM OF THE REGISTRANT'S RELATIONSHIP TO LSCP, LLLP

        LSCP, LLLP consists of the Registrant, which is the sole general partner, and various limited partners, which own the limited partnership interests. There are six classes of limited partnership interests. Four classes of limited partnership interests are currently outstanding and owned by various limited partners. The other two classes of limited partnership interests have not been issued and may not be issued. Limited partnership interests are designated in units.

        The financial statements of the Limited Partnership have been consolidated with the Registrant since the Limited Partnership was formed on October 16, 2001. The Limited Partnership did not have any assets until the partners of the Limited Partnership contributed assets. The net assets contributed by the Registrant were less than the proportional limited partnership interest received in return as compared to the net assets contributed by the other partners in the Limited Partnership. The other limited partners contributed a total of $7,750,000 in return for 1,550 units in the Limited Partnership

($5,000 per unit). The Registrant contributed all of its net assets, approximately $10,198,000, in return for 2,189 units in the Limited Partnership ($4,658 per unit). Due to the Registrant's previous efforts to begin the ethanol plant, the Registrant was given credit for value in addition to the net assets transferred.

        As general partner of LSCP, LLLP, we have complete and exclusive power to manage and control the affairs of the Limited Partnership including the day-to-day business and operations of the ethanol plant. As general partner of a limited liability limited partnership, we have limited liability for the payment of debts and liabilities of LSCP, LLLP. Under the limited partnership agreement, we can only be removed as general partner if a court has determined that we have been grossly negligent in performing our duties as general partner and the holders of at least sixty-six and two thirds percent (66 2/3%) of the outstanding limited partnership units vote to remove us.

        The limited partnership agreement allows each class of limited partnership interests the right to appoint one director to our board of directors. This means that the four classes of limited partnership interests can elect four of the thirteen directors on our board. Our board of directors is divided into two classes known as Class A and Class B. Class A directors are elected by the Registrant's members. Class B directors are elected by the limited partners of the Limited Partnership. Both Class A and Class B directors can take action with respect to any matters relating to the ownership and operation of the ethanol plant. However, only Class A directors can take action with respect to any matters relating to the Registrant and not also directly relating to the ethanol plant. For example, Class B directors may not vote on a motion regarding any distributions we may make to our members. No limited partner or class of limited partnership interests has the right to appoint a majority of the Registrant's directors or control the business of the Limited Partnership.

        Our power to manage LSCP, LLLP is restricted in three cases. First, we cannot dispose of or encumber substantially all of the assets of the Limited Partnership without first obtaining the consent of the holders of a majority of the limited partnership interests. Second, we cannot remove or appoint a general manager responsible for managing the Limited Partnership's business without first obtaining the consent of the holders of a majority of the limited partnership interests. Finally, we cannot admit additional general or limited partners without first obtaining the approval of the holders of at least 75 percent of the limited partnership units.

        Under the limited partnership agreement, distributions of the Limited Partnership's revenues are made to the general and limited partners in proportion to the units held, however, distributions are also limited by loan covenants contained in our loan agreements executed with our lenders. For example, our loan agreements require us to maintain various financial ratios and make additional loan payments based on excess cash flow, including payments received from the USDA's Commodity Credit Corporation, as discussed below in "Liquidity and Capital Resources."

        The Limited Partnership's revenues are defined by the limited partnership agreement as "net cash flow" meaning the gross cash proceeds of the Limited Partnership less the amount of proceeds used for expenses, debt payments, capital improvements, replacements, contingencies and reserves, all as reasonably determined by the Registrant, as general partner. Distributions are made in proportion to the units held by the general and limited partners, which means that a partner's distribution is calculated based on the number of units such partner owns in proportion to the number of total units outstanding. For example, the Registrant currently owns 2,189 limited partnership units and there are 3,739 limited partnership units outstanding. Therefore, the Registrant is entitled to distributions equaling 58.5% of the Limited Partnership's net cash flow (2,189 units divided by 3,739 units). No partner is entitled to a minimum distribution amount. However, the limited partnership agreement provides that the Registrant, as general partner, will endeavor to provide for cash distributions at the times and amounts necessary to allow the partners to make timely payment of income taxes. Distributions are not prioritized among the partners.

        After giving effect to certain special allocations, such as adjustments for partners who bear the risk of economic loss for certain partnership debts, profits and losses are generally allocated to the partners based on the number of units owned by a partner in proportion to the number of total units outstanding. As general partner, the Registrant owns 2,189 limited partnership units or 58.5% of the outstanding limited partnership units. The limited partners own an aggregate of 1,550 limited partnership units or 41.5% of the outstanding limited partnership units. Therefore, the Registrant is generally allocated 58.5% of the Limited Partnership's profits and losses and the limited partners are generally allocated 41.5% of the Limited Partnership's profits and losses.

        The limited partnership agreement can only be amended if the amendment is approved by our board of directors and is approved by holders of a majority of the limited partnership interests.

Principal Products and Markets

        We have constructed the ethanol plant near Marcus, Iowa in Cherokee County, in the northwestern section of Iowa. The project site is located approximately two miles east of Marcus and one mile north of Iowa State Highway 3. We selected the Marcus site because of its location to existing grain production, accessibility to road and rail transportation and its proximity to major population centers. It is also served by the Canadian National Railroad Company. It is in close proximity to major highways that connect to major population centers such as Minneapolis, Minnesota, Omaha, Nebraska, and Chicago, Illinois.

        The principal products we produce at the ethanol plant are ethanol and distiller grains. Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains, and can be used as: (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive for the purpose of reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum-based gasoline substitute. Approximately 95% of all ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. The implementation of the Federal Clean Air act has made ethanol fuels an important domestic renewable fuel additive. Used as a fuel oxygenate, ethanol provides a means to control carbon monoxide emissions in large metropolitan areas. The principal purchasers of ethanol are generally the wholesale gasoline marketer or blender. The principal markets for our ethanol will be petroleum terminals in the Iowa and upper Midwest area.

        A principal by-product of the ethanol production process is distiller grains, a high protein, high-energy animal feed supplement primarily marketed to the dairy and beef industry. Distiller grains contain by-pass protein that is superior to other protein supplements such as cottonseed meal and soybean meal. By-pass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle. Dry mill ethanol processing creates three forms of distiller grains: Distillers Wet Grains ("DWS"), Distillers Modified Wet Grains ("DMWS") and Distillers Dried Grains with Solubles ("DDGS"). DWS is processed corn mash that contains approximately 70% moisture. DWS has a shelf life of approximately three days and can be sold only to farms within the immediate vicinity of an ethanol plant. DMWS is DWS that has been dried to approximately 50% moisture. DMWS have a slightly longer shelf life of approximately three weeks and are often sold to nearby markets. DDGS is DWS that has been dried to 10% moisture. DDGS have an almost indefinite sf life and may be sold and shipped to any market regardless of its vicinity to an ethanol plant.

Distribution Methods

        As general partner of the limited partnership, we entered into a marketing agreement with Minnesota Corn Processors, L.L.C., ("MCP") for the purposes of marketing and distributing our ethanol. This marketing agreement was subsequently assigned by MCP to Archer Daniels Midland Company ("ADM") following ADM's acquisition of MCP. In exchange for ADM's marketing, sales, storage and transportation services, we expect to pay ADM a fixed price per gallon of ethanol sold. The initial term of the marketing agreement with ADM is four years and the agreement is automatically renewed for successive one year periods at the end of the four year term unless the parties agree otherwise.

        As general partner of the limited partnership, we have entered into a marketing agreement with Commodity Specialist Company, ("CSC") a Delaware corporation, for the purpose of marketing and selling all the distiller grains we produce, except distiller grains we produce and sell directly to local farmers. For our distiller grains, we expect to receive a percentage of the selling price actually received by CSC in marketing the distillers grains to its customers.

Competition

        We are in direct competition with other ethanol producers, many of whom have greater resources than we do. We also expect that additional ethanol producers will enter the market as the demand for ethanol increases.

        Our ethanol plant competes with other ethanol producers on the basis of price and, to a lesser extent, delivery service. We believe we compete favorably with other ethanol producers due to our proximity to ample grain supplies and multiple modes of transportation. We believe our plant's location offers an advantage over other ethanol producers in that it has ready access by rail to growing ethanol markets, which reduces our cost of sales.

        Currently, Iowa has eleven other planned and operating producer owned ethanol plants. Plants near Coon Rapids and Lakota produce approximately 40 million gallons per year. Plants nears Sioux Center and Galva produce approximately 15 million gallons per year. Planned producer and privately owned ethanol plants near Hanlantown, Ashton, Denison, Mason City, and Burlington are expected to produce 40 million gallons per year. Planned ethanol plants near Steamboat Rock and Manchester are expected to produce 20 million gallons per year and 15 million gallons per year respectively. A planned ethanol plant near Hudson, South Dakota is expected to produce near 40 million gallons per year. There are numerous other producer and privately owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States.

        The largest ethanol producers include Archer Daniels Midland, Cargill, Midwest Grain, Williams Energy Service, New Energy Corporation and High Plains Corporation, all of which are capable of producing many times the amount of ethanol we currently produce. In addition, there are several regional entities recently formed, or in the process of formation, of a similar size and with similar resources to us.

        The ethanol industry has grown to over 59 production facilities in the United States. Industry authorities estimate that these facilities are capable of producing approximately 3.0 billion gallons of ethanol per year. Plans to construct new plants or to expand existing plans have been announced which would increase capacity by approximately 587 million gallons per year. We cannot determine the effect of this type of an increase upon the demand or price of ethanol.

        The ethanol industry is very competitive. While the ethanol industry has been growing, there is significant competition among ethanol producers. Nationally, ethanol production is concentrated in a few large companies. Our ethanol plant faces a competitive challenge from larger factories, from plants that can produce a wider range of products than our plant, and from other plants similar to our ethanol plant.

        Our ethanol plant is in direct competition with other ethanol producers, many of which have greater resources than we currently have or will have in the future. Large ethanol producers such as Archer Daniels Midland and Cargill, among others, are capable of producing significantly greater quantities than the amount of ethanol we produce. In addition, there are several Minnesota, Iowa and other midwestern regional ethanol producers, as well as others on the east and west coasts and the south, that have recently formed, are in the process of forming, or are under consideration, which are or would be of a similar size and have similar resources to us. In light of such competition, there is no assurance that we can complete the project, or can successfully operate the ethanol plant if constructed.

        Our ethanol plant also competes with producers of other gasoline additives having similar octane and oxygenate values as ethanol, such as producers of MTBE, a petrochemical derived from methanol that costs less to produce than ethanol. Although currently the subject of a federal ban, many major oil companies can produce MTBE and because it is petroleum-based, its use is strongly supported by major oil companies. Alternative fuels, gasoline oxygenates and alternative ethanol production methods are also continually under development. The major oil companies have significantly greater resources than we have to market MTBE and other additives, to develop alternative products, and to influence legislation and public perception of MTBE and ethanol. These companies also have sufficient resources to begin production of ethanol should they choose to do so.

        Alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by ethanol and oil companies with far greater resources that we have. New products or methods of ethanol production developed by larger better-financed competitors could provide them competitive advantages over us and harm our business.

Sources of Raw Materials—Corn Feedstock Supply

        We have obtained a grain dealers license and have established our own grain sourcing staff to acquire the corn we need. We have also identified a number of elevators as potential sources of grain in northwestern Iowa for additional corn delivery. The grain required for operation of the ethanol plant is readily available both through our own grain sourcing staff and local grain elevators.

Dependence on One or a Few Major Customers

        As discussed above, we have entered into marketing agreements with ADM and CSC for the purposes of marketing and distributing our principal products, ethanol and distiller grains. We will rely on ADM and CSC for the sale and distribution of almost all of our products, except for those distiller grains that we will market locally. Therefore, we are highly dependent on ADM and CSC for the successful marketing of our products. As a large ethanol producer, ADM is also a source of competition.

Effect of Governmental Regulation

        Ethanol has important applications, primarily as a high quality octane enhancer and an oxygenate capable of reducing air pollution and improving automobile performance. The ethanol industry is heavily dependent, however, on several economic incentives to produce ethanol, including federal ethanol supports.

        Ethanol sales have been favorably affected by the Clean Air Act amendments of 1990, particularly the Federal Oxygen Program which became effective November 1, 1992. The Federal Oxygen Program requires the sale of oxygenated motor fuels during the winter months in certain major metropolitan areas to reduce carbon monoxide pollution. Ethanol use has increased due to a second Clean Air Act program, the Reformulated Gasoline Program. This program became effective January 1, 1995, and requires the sale of reformulated gasoline in nine major urban areas to reduce pollutants, including those that contribute to ground level ozone, better known as smog. Increasingly stricter EPA regulations are expected to increase the number of metropolitan areas deemed in non-compliance with Clean Air Standards, which could increase the demand for ethanol.

        The use of ethanol as an oxygenate to blend with fuel to comply with federal mandates also has been aided by federal tax policy. The Energy Tax Act of 1978 exempted ethanol blended gasoline from the federal gas tax as a means of stimulating the development of a domestic ethanol industry and mitigating the country's dependence on foreign oil. As amended, the federal tax exemption currently allows the market price of ethanol to compete with the price of domestic gasoline. The exemption for a 10% ethanol blend is the equivalent of providing a per gallon "equalization" payment that allows blenders to pay more for ethanol than the wholesale price of gasoline and still retain profit margins equal to those received upon the sale of gasoline that is not blended with ethanol. Under current legislation, the federal gasoline tax is $0.184 per gallon and the tax on a 10% ethanol blend is $0.131 per gallon, providing a $0.053 difference. The exemption will gradually drop to 5.1 cents in 2005. This federal tax exemption is scheduled to expire in 2007.

        Currently, a bill (S. 791, 108th Cong.) including provisions known as the Renewable Fuels Standard has been introduced in the United States Senate. It would revise the current method in which fuel ethanol use is required. The proposed legislation will determine the specific volume of ethanol to be used in gasoline on a nationwide basis. The anticipated volumes would begin in the year 2004 at 2.3 billion gallons and grow at a rate of approximately 300 million gallons per year to a volume of 5 billion gallons in 2012. We anticipate that the forecasted, increased future demand for ethanol will assist our plant's entry in this industry.

        The ethanol industry and our business depend upon continuation of the federal ethanol supports discussed above. These incentives have supported a market for ethanol that might disappear without the incentives. Alternatively, the incentives may be continued but not at the same levels at which they currently exist. The elimination or reduction of such federal ethanol supports would make it more costly for us to produce and sell our ethanol.

Costs and Effects of Compliance with Environmental Laws

        We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. As of December 31, 2002, we had obtained all of the necessary permits to begin plant operations including, air pollution construction permits, a pollutant discharge elimination system general permit, storm water discharge permits, a water withdrawal permit, and an alcohol fuel producer's permit. In addition, we have completed a spill prevention control and countermeasures plan. As of December 31, 2002, we had incurred expenses of approximately $118,000 in complying with environmental laws, including the cost of obtaining permits. Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.

        We are subject to oversight activities by the EPA. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa's environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.

Employees

        As of December 31, 2002, we had a total of 3 employees, all of which were full-time employees. At September 30, 2003, we have a total of 31 full-time employees to operate the ethanol facility. We have 25 full-time employees in ethanol production and 6 full-time employees in general management and administration. During the next 12 months, we do not expect to hire a significant number of additional employees.

        We do not plan to maintain a sales and marketing force, other than a person who will be dedicated to the marketing of distiller grains within the nine county area surrounding our ethanol plant.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

Forward Looking Statements

        This Form 10-SB Registration Statement contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "will," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future construction timetable, future sales, future profit percentages and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements.

Management's Plan of Operations for the Next 12 Months

        We were formed in September 2000 to develop, construct and operate a 40 million gallon ethanol plant and engage in the production of ethanol and distillers grains in Marcus, Iowa. We substantially completed construction of the plant in April 2003. During the months of May and June, we were engaged in preliminary testing of plant operations and start-up production. We completed construction of the plant in July 2003. We are currently engaged in full-time plant operations and production.

        We expect to spend the next 12 months continuing to operate the ethanol plant. We have completed landscaping, drainage systems and access roads. We may still pave certain access roads. Certain design improvements will be installed as they are developed. The plant may be shut down from time to time over the next 12 months to incorporate these design improvements.

        We have an outstanding balance of $250,000 on our design-build contract, which we anticipate paying off within the next 6 months, pending satisfactory completion of certain performance guarantees provided under our design-build contract. As of September 30, 2003, final construction costs, including the outstanding balance of $250,000, are approximately $45.5 million. Final construction costs only include amounts due to our general contractor and do not include other costs incurred in connection with construction of the plant such as the cost of land, expenses for landscaping, drainage systems, access roads and rail switches, which in total approximate $4.9 million.

        The plant's emissions standards must be tested within six months of start-up production. We conducted emissions testing in September 2003, but elected to retest in December 2003 in an effort to allow the plant to operate at higher production levels while satisfying, by an increased margin, the requirements for emissions standards. The plant passed the December emissions testing by an increased margin while operating at higher production levels. We expect to be re-tested within the next six month in compliance with standard environmental regulations. We expect to install a regenerative thermal oxidizer and additional centrifuge within the next 12 months. We are installing the regenerative thermal oxidizer and an additional centrifuge in order to allow the plant to continue producing in excess of 40 million gallons of ethanol per year while continuing to satisfy certain emissions standards.

        We expect to have sufficient cash available to cover our costs over the next 12 months, including completion of construction, corn and natural gas supplies, staffing, office, audit, legal, compliance and working capital costs. The following is our estimate of our costs and expenditures for the next 12 months:

Operating Costs:
Corn Costs	$36,167,000
General and administrative costs	3,224,000
Natural Gas Costs	6,962,000
Chemical Costs	4,501,000
Other Production Costs	4,049,000

Total operating costs	$54,903,000

        The estimates in the table set forth above are based upon our limited operational experience and that of our general contractor with other ethanol plants similar to ours. These are only estimates and our actual expenses and costs could be much higher due to a variety of factors outside our control, such as:

  •
  Changes in the availability and price of corn;

  •
  Changes in federal ethanol tax incentives;

  •
  Changes in the environmental regulations that apply to our plant operations;

  •
  Increased competition in the ethanol industry;

  •
  Changes in interest rates or the availability of credit;

  •
  Changes in our business strategy, capital improvements or development plans;

  •
  Changes in plant production capacity or technical difficulties in operating the plant;

  •
  Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries; and

  •
  Changes in the availability and price of natural gas and the market for wet and modified wet distillers grains.

        As of November 1, 2003, Iowa's 2003 corn harvest was forecast to yield an average of 159.0 bushels per acre and an aggregate of 1.91 billion bushels. The Iowa production estimates, if realized, would make the 2003 Iowa corn harvest the third highest corn crop on record. National corn production was forecast on November 1, 2003 to average 143.2 bushels per acre with total production estimated at 10.3 billion bushels. If realized, these national production estimates would make the national 2003 corn harvest the largest on record. We expect the large corn harvest to ensure adequate corn supply at reasonable prices, however, changes in demand and actual production numbers may impact the actual availability and price of corn. We have entered into commodity option contracts in order to minimize the price risk of the corn we need to purchase to operate our plant.

        Natural gas is an important input to out manufacturing process. We use natural gas to dry our distillers grains products to moisture contents at which they can be stored for long periods, transported greater distances, and desired by broader livestock markets, including poultry and swine. Natural gas has recently been available only at prices exceeding historical averages. These prices are increasing our costs of production. We expect natural gas prices to remain high or increase at least through the 2003-2004 winter months. We purchased options to purchase natural gas at affordable rates in order to protect a sustainable level of operating revenues. Lower prices than expected for other inputs, increased operating efficiencies, and sales of our wet distillers grains products also help protect our operating profits. Nonetheless, we may not recover high costs of production resulting from high natural gas prices.

        We use commodity option contracts, which are purchased and sold through regulated commodity exchanges, such as the Chicago Board of Trade, and over-the-counter exchanges to manage our price risk exposure relating to the corn and natural gas supply necessary for plant operations. We enter into option contracts for hedging purposes only. We purchase our option contracts based upon the specific volumes of corn and natural gas we expect to use in our manufacturing process. Quotes listed on regulated commodity exchanges primarily determine the fair value of the option contracts. In order to protect our cost of corn, we expect that we will hedge approximately 50% of our corn supply needs for the next 12 months through option contracts. Similarly, due to volatility in the market for natural gas, we expect that we will hedge a portion of our natural gas supply needs for the next 12 months through option contracts. We have entered into a risk management agreement with a consulting firm that provides assistance to us with our risk management strategies, including price protection of our corn and natural gas supplies. During the next 12 months, we expect to continue using the services of the consulting firm with respect to our risk management strategies.

        We anticipate spending approximately $54.9 million over the next twelve months. We have projected to spend approximately $51.7 million on direct cost of goods sold and production costs. We also expect to incur approximately $3.2 million for general and administrative costs. Our production costs could rise, however, if the cost of natural gas increases. According to the Energy Information Administration, the cost of natural gas could double this winter, resulting in higher costs of production that may not be recovered.

        We expect to fund our costs and expenditures for the next 12 months using cash flow from continuing operations, lines of credit through our revolving promissory note and cash reserves. Based upon our expected sources of funds, we do not anticipate a need to raise additional funds within the next 12 months.

        We expect to continue using Archer Daniels Midland Company to market and distribute our ethanol for at least the next 12 months. We expect to continue using Commodity Specialist Company to market and sell our distillers grains for at least the next 12 months.

Liquidity and Capital Resources

        As of September 30, 2003, we had the following consolidated assets: cash of $536,483, current assets of $8,048,340 and total assets of $57,308,872. As of September 30, 2003, we had consolidated current liabilities of $4,951,852. Our members' contributions, net of costs related to capital contributions, was $10,842,237. Our members' equity was $14,146,824 and consisted of accumulated other comprehensive loss of $217,441 and retained earnings of $3,522,028. The equity of the minority interest was $10,052,753, for a total members' equity of $24,199,577.

        In April 2003 we substantially completed construction of our ethanol plant and began operations. For the nine months ended September 30, 2003, cash provided by operating activities was $2,197,583. Cash provided by operating activities was used for $293,274 of capital expenditures and a net $1,636,988 pay down of our debt.

        We have a revolving promissory note of up to $3,500,000 with First National Bank of Omaha renewable annually through July 2004. On June 23, 2003, we amended the terms of the revolving promissory note in connection with conversion of the construction loan to term notes. The interest payable on the revolving promissory note was payable monthly at 1% plus the prime rate. Upon conversion, interest is due monthly at the one month LIBOR plus 3.8%, which totaled 4.92% at September 30, 2003. The revolving promissory note is our operating line of credit. We pay a commitment fee of 0.125% on the unused portion of the line. The outstanding balance as of

September 30, 2003, was $775,165. The maximum available amount of this note is based on receivable and inventory balances. Our current receivable and inventory balances are in excess of the minimum required under the terms of the revolving promissory note, which allows us to use the maximum available line of credit under the note. As the balances in these accounts fluctuate, the amount of available credit on this note may be reduced. The operating line of credit is subject to protective covenants requiring us to maintain various financial ratios. The operating line of credit is secured by all business assets.

        On June 23, 2003, we converted the construction note to three term notes. First National Bank of Omaha holds the term notes and refers to the notes as Term Notes #2, #3 and #4. At conversion, Term Note #2 was in the principal amount of $15,732,500. At September 30, 2003, the principal balance on Term Note #2 is $15,409,002. Term Note #2 is payable in quarterly installments, which began on September 1, 2003. Interest on Term Note #2 is at the three month LIBOR plus 2.8%, which totaled 3.95% as of September 30, 2003. Term Note #2 is payable in full on June 1, 2008. In order to achieve a fixed interest rate on Term Note #2, we entered into an interest rate swap which helps protect our exposure to increases in interest rates. Our interest rate swap effectively fixes the interest rate on Term Note #2 at 5.79% until June 1, 2008.

        At conversion, Term Note #3 was in the principal amount of $10,732,500. At September 30, 2003, the principal balance on Term Note #3 is $10,374,165. Term Note #3 is payable in quarterly installments which began on September 1, 2003. Interest on Term Note #3 is at the three month LIBOR plus 3.8%, which totaled 4.95% as of September 30, 2003. Term Note #3 is payable in full on June 1, 2008. In order to protect our interest rate exposure on Term Note #3, we entered into an interest rate cap agreement based on a principal amount of $10,000,000. Our interest rate is capped at 6.8% for Term Note #3 until June 1, 2006.

        At conversion, Term Note #4 was in the principal amount of $5,000,000. At September 30, 2003, the principal balance on Term Note #4 is $2,795,692. Term Note #4 is payable in quarterly installments which began on September 1, 2003. Interest on Term Note #4 is at the one month LIBOR plus 3.8%, which totaled 4.92% as of September 30, 2003. Term Note #4 is payable in full on June 1, 2008. Term Note #4 allows borrowings up to the original principal of $5,000,000 to the extent of principal payments made until maturity and requires a commitment fee of 0.375% on any unused portion. At conversion, the aggregate indebtedness represented by Term Notes #2, #3 and #4 was $31,465,500. At September 30, 2003, the aggregate indebtedness represented by Term Notes #2, #3 and #4 was $28,578,859.

        The revolving promissory note as well as Term Notes #2, #3 and #4 are subject to protective covenants requiring us to maintain various financial ratios, are secured by all business assets, require additional loan payments based on excess cash flow and restrict the payment of distributions. Specifically, we must maintain a minimum consolidated net worth of not less than $19,000,000 on an annual basis plus the greater of $250,000 or the amount of undistributed earnings during the current fiscal year. In addition, at the end of each fiscal year, we must apply 20% of our excess cash flow to the term notes. Excess cash flow is determined as EBITDA less required payments to our lender, or subordinated debt, less state and federal incentive payments and authorized expenditures. We must also maintain minimum working capital of $1,000,000 during the first year of operations, $1,500,000 for months 13 through 24 and $2,000,000 thereafter. Our failure to comply with the protective loan covenants or maintain the required financial ratios may cause acceleration of the outstanding principal balances on the revolving promissory note and terms notes and/or the imposition of fees, charges or penalties. Any acceleration of the debt financing or imposition of significant fees, charges or penalties may restrict or limit our access to the capital resources necessary to continue plant operations. For each of the term notes, the premium above the LIBOR may be reduced based upon our achievement and maintenance of certain financial ratios.

        We expect our interest rate swap and cap agreement to adequately protect us in the event of changes in interest rates. However, we may not be fully protected in the event of large movements in interest rates. Any loss we experience as a result of discontinuance of our interest rate swap or cap will be reclassified into earnings. We have not experienced any loss in connection with our interest rate swap or cap during the nine months ended September 30, 2003.

        We have a note payable to Farmers State Bank of Marcus, Iowa, in the amount of $150,000, with principal and interest due and payable on demand or on March 4, 2004. Interest is charged at the rate of 7% per annum and the note is secured by real estate subordinated to the Term Notes. We have a note payable to the Iowa Corn Promotion Board in the amount of $50,000, with principal and interest due and payable on July 30, 2004. No interest is charged as long as the note is repaid by June 30, 2004 and interest will retroactively accrue at the prime rate. We expect that we will pay off the note in full by June 30, 2004.

        We have a note payable to Fagen, Inc., in the amount of $1,250,000, with principal and interest due and payable on July 25, 2007. Interest is charged at the rate of 1% plus the base rate, adjusted quarterly, announced and published by First National Bank of Omaha, which was 5% at September 30, 2003, and the note is secured by real estate subordinated to the Term Notes.

        We have capital lease obligations in the amount of $337,094, due in monthly installments initially totaling $6,768 commencing April 1, 2003, and including implicit interest between 7.4% and 17.4% through March 1, 2008. The capital lease obligations are secured by leased equipment.

        We have a note in the amount of $222,222 payable to the Iowa Energy Center due in monthly installments of $3,472 without interest, maturing on January 29, 2009. The note is secured by real estate subordinated to the Term Notes. We have a note with Farmers State Bank of Marcus, Iowa, in the amount of $226,535 payable in monthly payments of $5,921, including interest at 6%, maturing on January 29, 2009. The note is secured by real estate subordinated to the Term Notes. We have a note in the amount of $300,000 payable to the Iowa Department of Economic Development due in 60 monthly installments beginning August 1, 2004 in the amount of $1,667 without interest. The note matures on July 1, 2009. The note has a $90,000 portion subject to forgiveness if we meet certain qualifications. The note is secured by all equipment.

        The notes payable to Farmers State Bank of Marcus, Iowa and Fagen, Inc., require additional loan payments based on excess cash flow generated by payments received from the USDA's Commodity Credit Corporation, as discussed below.

        We have enrolled in the USDA's Commodity Credit Corporation Bioenergy Program. During the nine month fiscal year ended September 30, 2003, the Company recorded $5,535,733 as other income from the Commodity Credit Corporation. Under the grant program, the Commodity Credit Corporation will reimburse eligible ethanol producers of less than 65 million gallons of bioenergy in the amount of one bushel of corn for every two and one-half bushels of corn used for the increased production of ethanol. No eligible producer may receive more than $7.5 million annually under the program. Because we are an eligible producer and expect to annually utilize 15 million bushels of corn in the increased production of ethanol, we expect to potentially receive the maximum award of $7.5 million. However, the Commodity Credit Corporation may award only $150 million annually fiscal years 2003 through 2006, and any award we received may be reduced based upon the volume of applications from other eligible producers. The estimated maximum award of $7.5 million is based upon an increase in national ethanol production capacity of 426 million gallons per year. Based upon the recent increase in national ethanol production, we anticipate a pro rata reduction in aggregate payments to all eligible producers. We anticipate the pro rata reduction to be in the range of 20% to 25%. Therefore, we may not receive the maximum award of $7.5 million. We expect to be eligible to receive an award under the program only once during the life of our project; however, due to timing differences between our fiscal year and the fiscal year of the federal government, or, if we increase our production capacity at some point in the future and during the life of the grant program, we may become eligible to receive more than $7.5 million or we may become eligible more than once for this award. We have received 81% of the eligible payments under the program as of September 30, 2003.

ITEM 3. DESCRIPTION OF PROPERTY

        We own the general partnership interest in the limited partnership that owns the ethanol plant. The ethanol plant is located on an approximately 80 acre rural site that is located approximately two miles east of the City of Marcus, Iowa and approximately one mile north of Iowa State Highway 3. The plant's address is 4808 F Avenue, Marcus, Iowa 50135. We expect the plant to be capable of grinding approximately 15 million bushels of corn per year to produce approximately 40 million gallons of ethanol. As of June 30, 2003, construction of the ethanol plant was complete. The ethanol plant consists of the following buildings:

  •
  A processing building, which contains processing equipment, laboratories, control room and offices;

  •
  A grain receiving and shipping building, which contains a control room and 1st and 2nd level mezzanine;

  •
  A mechanical building, which contains maintenance offices, storage and a welding shop; and

  •
  An administrative building, along with furniture and fixtures, office equipment and computer and telephone systems.

        In addition, the plant includes a fermenter walkway, gas dryer, evaporator and storage facilities for ethanol and distiller grains. The site also contains improvements such as rail tracks and a rail spur. Landscaping, drainage systems and access roads have been completed.

        On July 25, 2002, we executed a mortgage in favor of the Bank creating a first lien on our real estate and ethanol plant and a security interest in all personal property located on our property. The mortgage and security interest secure the construction loan of $34,965,500, which consists of permanent and revolving credit financing issued by the Bank to us for the purpose of constructing the ethanol plant.

        We believe that our property and plant are adequately insured.

ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        None of our officers, directors or unit holders, directly or beneficially, owns more than five percent of our issued and outstanding units.

        As of September 30, 2003, members of our board of directors own our units as follows:

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Class A Membership Units	Vince Davis	24 Units	0.21%
Class A Membership Units	Darrell Downs	32 Units	0.29%
Class A Membership Units	Daryl Haack	20 Units	0.18%
Class A Membership Units	Verdell Johnson	100 Units	0.91%
Class A Membership Units	Doug Lansink	28 Units	0.26%
Class A Membership Units	Tim Ohlson	68 Units	0.62%
Class A Membership Units	Myron Pingel	84 Units	0.77%
Class A Membership Units	Rolland Schmidt	20 Units	0.18%
Class A Membership Units	Ron Wetherell	100 Units	0.91%
TOTAL:		476 Units	4.33%

        The following table sets forth the ownership of the limited partners in LSCP, LLLP, as of September 30, 2003:

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Class B Limited Partnership Units of LSCP, LLLP	Fagen, Inc. 501 W. Hwy. 212 P.O. Box 159 Granite Falls, MN 56241	350 Units	100.0%
Class C Limited Partnership Units of LSCP, LLLP	David J. Vander Griend* 310 N. First Street P.O. Box 397 Colwich, KS 67030	100 Units	100.0%
Class D Limited Partnership Units in LSCP, LLLP	Indeck Energy Services, Inc. 600 N. Buffalo Grove Rd., Suite 300 Buffalo Grove, IL 60089	300 Units	100.0%
Class E Limited Partnership Units in LSCP, LLLP	MCP Holding Company, L.L.C. 901 North Highway 59 Marshall, MN 56258-2744	800 Units	100.0%
TOTAL:		1,550 Units

*
David J. Vander Griend is a Class B director on the Registrant's Board of Directors.

        The limited partners collectively own 1,550 of the 3,739 total outstanding limited partnership units in LSCP, LLLP, for a total ownership of 41.5%.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

  Daryl Haack, Chairman, President and Class A Director—Age 59

        Mr. Haack has served on the board of the Company since its inception. He previously held the positions of vice-chairman and vice-president. For the past five years, Ms. Haack has farmed approximately nine hundred crop acres in O'Brien County generally dedicated to corn and soybeans. In addition, Mr. Haack is one of eighteen shareholders in a swine-finishing corporation and serves as the corporation's board chairman. The swine-finishing corporation is not a publicly reporting company. Mr. Haack is serving his fifth year as a member of the Iowa Corn Promotion Board, currently serves as its secretary, was a delegate to the National Corn Grower Association's Corn Congress, and is member of the U.S. Feed Grains Council.

        Mr. Haack currently serves as the Company's Chairman and President. Pursuant to our operating agreement, Mr. Haack will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Ron Wetherell, Vice-Chairman, Vice-President and Class A Director—Age 58

        Mr. Wetherell has served on the board of the Company since its inception. For the past five years, Mr. Wetherell has owned and operated a number of Cherokee County businesses including a repair shop that has grown into Wetherell Manufacturing Co., a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies, and Wetherell Cable TV which services seven separate communities in northwest Iowa. In 1992, he was elected to the Cherokee County Board of Supervisors and was recently elected to his third term.

        Mr. Wetherell currently serves as Vice-Chairman and Vice-President of the Company. Pursuant to our operating agreement, Mr. Wetherell will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Tim Ohlson, Secretary and Class A Director—Age 52

        Mr. Ohlson has served on the board of the Company since its inception. For the past five years, Mr. Ohlson has operated a grain and livestock farm north of Meriden. He currently serves as president of the Cherokee County Farm Bureau. He has been a board member of CML Telephone board for twelve years and currently serves as its secretary.

        Mr. Ohlson currently serves as Secretary for the Company. Pursuant to our operating agreement, Mr. Ohlson will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Doug Lansink, Treasurer and Class A Director—Age 45

        Mr. Lansink has served on the board of the Company since its inception. For the past five years, Mr. Lansink has operated a livestock and grain farm in Ida County.

        Mr. Lansink currently serves as the Company's Treasurer. Pursuant to our operating agreement, Mr. Lansink will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Verdell Johnson, Class A Director—Age 66

        Mr. Johnson has served on the board of the Company since its inception. He previously served as secretary of the Company. For the past five years, Mr. Johnson has owned and operated a livestock and grain farm in Cherokee County. He is a current Cherokee County Farm Bureau director.

        Pursuant to our operating agreement, Mr. Johnson will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Myron Pingel, Class A Director—Age 63

        Mr. Pingel has served on the board of the Company since its inception. For the past five years, Mr. Pingel has farmed north of Aurelia and operated a grain and livestock farm. He currently serves as chairman of the Maple Valley Mutual Insurance Company, and chairman of Twin Valley Producers Network farrowing group. Neither entity is a public reporting company.

        Pursuant to our operating agreement, Mr. Pingel will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Darrell Downs, Class A Director—Age 65

        Mr. Downs has served on the board of the Company since its inception. For the past five years Mr. Downs has been employed as a marketing manager by a regional seed company. He currently serves as the mayor of Marcus, Iowa.

        Pursuant to our operating agreement, Mr. Downs will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Roland Schmidt, Class A Director—Age 53

        Mr. Schmidt has served on the board of the Company since its inception. For the past five years he has operated a grain and livestock farm in Sac County, and owned an interest in a partnership that finish feeds 5,000 to 6,000 head of hogs annually. He is currently serving his second term as Sac County Farm Bureau president, having previously served as vice president and chairman of several county committees.

        Pursuant to our operating agreement, Mr. Schmidt will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Vincent Davis, Class A Director—Age 51

        Mr. Davis has served on the board since its inception and served on its predecessor steering committee. He currently serves as Iowa Farm Bureau Federation regional manager in region 10, which encompasses five counties in west central Iowa. Prior to serving as the IFBF regional manager, he served as Iowa Soybean Association field representative for over 10 years.

        Pursuant to our operating agreement, Mr. Davis will serve as a Class A Director of the Company until the annual meeting of members in 2004, and until a successor is elected and qualified, or until the earlier death, resignation, removal or disqualification of such director.

  Jeff Coale, Class B Director—Age 38

        Mr. Coale was appointed to the board in March, 2002 by Indeck Energy Services, Inc., as a limited partner in the partnership. For the past five years, Mr. Coale has been employed by Indeck Power Equipment Company as vice-president of sales where he has been responsible for business development efforts on steam generation related projects.

        Pursuant to our operating agreement, Mr. Coale will serve as a Class B Director of the Company at the discretion of the appointing class of limited partners of the limited partnership until the next annual meeting of partners, or until his successors is elected and qualified.

  Steve Core, Class B Director—Age 53

        Mr. Core was appointed to the board in March 2002 by Fagen, Inc., as a limited partner in the limited partnership. From 1994 through 2002, Mr. Core served as general manager of Corn Plus, a Winnebago, Minnesota ethanol producer, where he supervised a staff of 34 employees that operated a plant producing 44 million gallons of ethanol annually. Since 2002, Mr. Core has served as a consultant to Fagen, Inc., with respect to new ethanol plant construction. He is a member of the Minnesota Ethanol Coalition, a director of the Renewable Fuels Association and Corn Growers Association.

        Pursuant to our operating agreement, Mr. Core will serve as a Class B Director of the Company at the discretion of the appointing class of limited partners of the limited partnership until the next annual meeting of partners, or until his successor is elected and qualified.

  Dave Vander Griend, Class B Director—Age 50

        Mr. Vander Griend is a limited partner in the limited partnership and appointed himself to the board in March 2002. He is president and CEO of ICM, Inc., the company that provided the process design technology for our ethanol plant. He has worked in the ethanol industry since 1978 and has extensive experience. His work in the industry began by designing and installing a small test ethanol dehydration system for South Dakota State University in Brookings, South Dakota. This distillation system was used as a demonstration project on the mall in Washington, DC in 1979 and numerous other places throughout the United States during the initial development of the fuel ethanol industry. In 1980 Dave formed a company called Arlon Industries. This company manufactured distillation equipment for fuel ethanol plants on a small scale. Dave continued that business until 1985, at which time, he joined High Plains Corporation in Wichita, KS. At High Plains, Dave was Vice-President of operations responsible for operating a 10 million gallon per year ethanol plant in Colwich, KS. While at High Plains, Dave expanded the Colwich Plant from 10 million gallons per year production to 20 million gallons per year. In 1992 he began design on a 30 million gallon plant in York, Nebraska. The plant was built and commissioned in 1994 and was operating at capacity in January of 1995. In January of 1995, Dave resigned from High Plains Corporation and formed ICM, Inc. ICM started out as a manufacturer of distillers grain dryers for the fuel ethanol industry and as a consultant to fuel ethanol plants currently in operation throughout the Midwest. ICM currently has approximately 130 employees and has designed and built numerous fuel ethanol plants throughout the Midwest.

        Pursuant to our operating agreement, Mr. Vander Griend will serve as a Class B Director of the Company at his own discretion until the next annual meeting of partners, or until his successor is elected and qualified.

  Marty Lyons, Class B Director—Age 45

        Mr. Lyons was appointed to the board in March, 2002, by MCP Holding Company, LLC, as a limited partner in the limited partnership. For the past five years, Mr. Lyons has been employed by Archer Daniels Midland Company and is currently the vice-president and director of ADM's Ethanol Sales group, which includes management of ADM's domestic and international fuel, beverage and industrial ethanol marketing and sales efforts.

        Pursuant to our operating agreement, Mr. Lyons will serve as a Class B Director of the Company at the discretion of the appointing class of limited partners of the limited partnership until the next annual meeting of partners, or until his successor is elected and qualified.

ITEM 6. EXECUTIVE COMPENSATION

        In fiscal year 2002, our President and Chief Executive Officer, Daryl Haack, was compensated a total of $2,725. In fiscal year 2003, our President and Chief Executive Officer, Daryl Haack, was compensated a total of $775. We reimburse our officers for expenses incurred relating to services rendered on the Company's behalf. We do not have any employment agreements with any officer or director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since our inception, we have engaged in several transactions with related parties.

  Fagen, Inc.

        Fagen, Inc., owns 350 of the 3,739 total outstanding limited partnership units in LSCP, LLLP. This means that Fagen, Inc., owns a 9.3% limited partnership interest in the Limited Partnership. Of the 1,550 limited partnership units representing the limited partners, Fagen, Inc.'s ownership of 350 units means that it owns 22.6% of the limited partnership units held by the limited partners. Fagen, Inc.,'s ownership of its limited partnership interest entitles it to join with its class of limited partnership interests in electing one director to our board. Fagen, Inc., has elected Steve Core to our board. In addition, Fagen, Inc., has purchased approximately $1,250,000 of the limited partnership's subordinated debt. Fagen, Inc.,'s purchase of this debt is for investment purposes and is subject to terms and conditions common to subordinated debt. We entered into a design-build contract with Fagen, Inc., for the purpose of providing design, development and construction services to us in connection with our ethanol plant. Pursuant to the design-build contract, Fagen, Inc., agreed to design, develop and construct a 40 million gallon per year ethanol plant for an amount not to exceed approximately $45,500,00, subject to change orders approved by us. Fagen, Inc., has provided design, development and construction services for our ethanol plant in accordance with the design/build contract and construction was substantially completed on April 21, 2003. The amount we paid Fagen, Inc., for construction of the ethanol plant is comparable to that of an arms-length transaction.

  Dave Vander Griend

        Dave Vander Griend owns 100 of the 3,739 total outstanding limited partnership units in LSCP, LLLP. This means that Dave Vander Griend owns a 2.8% limited partnership interest in the Limited Partnership. Of the 1,550 limited partnership units representing the limited partners, Dave Vander Griend's ownership of 100 units means that he owns 6.4% of the total number of limited partnership units held by the limited partners. Dave Vander Griend's ownership of his limited partnership interest entitles him to join with his class of limited partnership interests in electing one director to our board. Dave Vander Griend has elected himself to serve on our board. Dave Vander Griend is the president and owner of ICM, Inc. ICM, Inc., as a subcontractor under the design-build contract, provided the process design engineering for the development and construction of our ethanol plant. The cost of the process design engineering provided by ICM, Inc. was included in the design-build contract price of $45,500,000. The amount we paid ICM, Inc., for process design services is comparable to that of an arms-length transaction.

Indeck Energy Services, Inc.

        Indeck Energy Services, Inc., owns 300 of the 3,739 total outstanding limited partnership units in LSCP, LLLP. This means that Indeck Energy Services, Inc., owns an 8.1% limited partnership interest in the Limited Partnership. Of the 1,550 limited partnership units representing the limited partners, Indeck Energy Services, Inc.'s ownership of 300 units means that it owns 19.4% of the total number of units held by the limited partners. Indeck Energy Services, Inc.'s ownership of its limited partnership interest entitles it to join with its class of limited partnership interests in electing one director to our board. Indeck Energy Services, Inc., has elected Jeff Coale to our board. Indeck Energy Services, Inc., as a subcontractor under the design-build contract, has provided a thermal oxidizer to us in connection with the development and construction of our ethanol plant. We expect the thermal oxidizer to decrease our emission of any volatile organic compounds and ease our regulatory compliance. The cost of the thermal oxidizer was $1,825,000 and was included in the design-build contract price of $45,500,000. The amount we paid Indeck Energy Services, Inc., for the thermal oxidizer for our ethanol plant is comparable to that of an arms-length transaction.

MCP Holding Company, L.L.C.

        MCP Holding Company, L.L.C., owns 800 of the 3,739 total outstanding limited partnership units in LSCP, LLLP. This means that MCP Holding Company, L.L.C. owns a 21.3% limited partnership interest in the Limited Partnership. Of the 1,550 limited partnership units representing the limited partners, MCP Holding Company, L.L.C.'s ownership of 800 units means that it owns 51.6% of the total number of limited partnership units held by the limited partners. MCP Holding Company, L.L.C.'s ownership of its limited partnership interest entitles it to join with its class of limited partnership interests in electing one director to our board. MCP Holding Company, L.L.C., has elected Marty Lyons to our board. MCP Holding Company, L.L.C. is owned by ADM. ADM provides marketing services to our ethanol plant pursuant to the marketing agreement assigned by MCP to ADM. The amount we pay ADM for marketing services is comparable to that of an arms-length transaction.

ITEM 8. DESCRIPTION OF SECURITIES

        We currently have 10,941 Class A Units issued and outstanding. We have no other class of securities issued and outstanding. All Class A Units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights.

        Each Class A Unit holder is entitled to one vote per Class A Unit owned, however, our operating agreement provides that investors (together with related parties and affiliates) cannot, at any time, either directly or indirectly, cast a membership voting ballot which purports to vote more than 5% of our issued and outstanding Class A Units. Investors may vote their Class A Units in person or by proxy, not to exceed the foregoing limitation, at a meeting of the Unit holders, on all matters coming before a Unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.

        Each Class A Unit holder is a member of our Company and has the following rights:

  •
  To receive a share of the Company's profits and losses, to receive distributions of the Company's assets, if and when declared by our directors, and to participate in the distribution of the Company's assets in the event the Company is dissolved or liquidated; and

  •
  To access certain information concerning our business and affairs, including, but not limited to, a a list of our members and their capital accounts, our financial statements, tax returns and our articles of organization and operating agreement, together with all amendments, and to vote on matters coming before a vote of the Unit holders, subject to the limitations set forth above. A member's right to access certain information concerning our business and affairs is subject to any confidentiality restrictions we may implement. We have not yet implemented any such confidentiality restrictions. Our operating agreement provides that if a membership is terminated, regardless of whether or not Class A Units have been transferred or the Company admits a substitute Unit holder, then the original unit holder will lose all of his or her rights to vote their Class A Units and the right to access information concerning our business and affairs. A member's membership is terminated upon the occurrence of any terminating event set forth under the Iowa Limited Liability Company Act such as a member's withdrawal or resignation from the Company, assignment for the benefit of creditors, voluntary filing for bankruptcy or bankruptcy adjudication. A Class A Unit holder will continue to have the right to a share of the Company's profits and losses and the right to receive distributions of the Company's assets and to participate in the distribution of the Company's assets in the event the Company is liquidated or terminated.

        The transferability of our Class A Units is restricted under the terms of our operating agreement. Prior to commencement of plant operations, members were not allowed to transfer their units unless the transfer was (i) to the member's administrator or trustee by operation of law such as due to death or divorce or; (ii) without consideration in trust for the member's descendants. Now that we are engaged in substantial operations at the plant, members are allowed to transfer their units as follows:

  •
  To any individual or entity approved by a majority of our Class A directors, in writing;

  •
  To any other member or any affiliate or related party of another member;

  •
  To any affiliate or related party of the transferor.

        The three types of transfers set forth above will be permitted provided they satisfy the following conditions:

    •
    The transferor and transferee must execute and deliver conveyance documents satisfactory to our legal counsel;

    •
    The transferor and transferee must furnish their tax identification numbers, information with respect to tax basis and any other information necessary to the preparation and filing of all of our required state and federal tax returns;

    •
    The units must be registered under the Securities Act and any applicable state laws or the transferor must provide an opinion of counsel, satisfactory to our Class A directors, regarding an applicable exemption for which the transfer is eligible and that the transfer does not violate any applicable securities laws;

    •
    The transferor must provide an opinion of counsel, satisfactory to our Class A directors, that the transfer does not trigger applicability of the Investment Company Act of 1940; and

    •
    The transfer must not result in the termination of the Company within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended;

    •
    No transfer may be initiated or occur after the members have voted to dissolve and liquidate the Company or a decree of judicial dissolution has been entered;

    •
    No transfer may occur if the transfer would cause the Company to be treated as a publicly traded partnership within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended.

        In the event any member attempts to make a transfer of its units that is not a permitted transfer as described above, the transfer will be null and voice, however, if the Company is required to recognize the transfer or if the Class A directors decide, in their discretion, to recognize the transfer, the units transferred will be limited only to the transferring member's economic interest. In addition, the transferring member's economic interest may be used to satisfy any debts, obligations or liabilities for damages that the transferor or transferee may have to the Company. The parties engaging in a transfer that is not permitted under our operating agreement will hold harmless and be liable to indemnify the Company and the other members from all cost, liability, and damage that the indemnified members may incur as a result of the transfer or attempted transfer.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

        Our Class A Membership Units are not traded on any public market. Our issued and outstanding Class A Units are exempt from registration with the U.S. Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). On March 6, 2001, we registered our Class A Units with the State of Iowa. We initially registered a minimum of 18,000 Class A Units and a maximum of 27,000 Class A Units at an offering price of $1,000 per Class A Unit. The initial registration statement was amended during 2001 whereby the minimum offering was reduced from a minimum of 18,000 units to 8,000 units in anticipation of our purchase of the general partnership interest in the Limited Partnership. Additionally, through amendment of the registration statement, the offering price was increased, for units purchased after August 14, 2001 from $1,000 to $1,100 to encourage investors to purchase units before August 14, 2001 and the offering was extended from a closing date of December 31, 2001 to March 6, 2002. The offering commenced on March 6, 2001 in the State of Iowa and closed on March 6, 2002. There were no sales of our Class A Units in the last fiscal quarter or the last fiscal year because the terms of our operating agreement prohibit any Unit sales pending the substantial completion of our ethanol plant. Our ethanol plant was substantially completed in April 2003.

        We do not intend to create a public market for our units. We have created a private qualified online matching service in order to facilitate trading among our members. Our online matching service consists of an electronic bulletin board that provides information to prospective sellers and buyers of our units. We do not receive any compensation for creating or maintaining the matching service. We do not become involved in any purchase or sale negotiations arising from our qualified matching service. In advertising our qualified matching service, we do not characterize the Company as being a broker or dealer or an exchange. We do not give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the online matching service. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond approval, as required under our operating agreement and the issuance of new certificates. So long as we remain a Section 12 registration and a publicly reporting company, information about the Company will be publicly available through the SEC's filing system. However, if at any time we cease to be a Section 12 registrant or publicly reporting company, we will continue to make information about the Company publicly available on our website.

        As of December 31, 2002, the Company had 10,941 Class A Units issued and outstanding and a total of 647 Class A unit-holders. As of December 31, 2002, we had not made any distributions to our Class A unit-holders. . Revenues generated from plant operations will be distributed by the limited partnership to us in proportion to our equity ownership in the limited partnership. Our receipt of revenues from the Limited Partnership will in turn be distributed to our unit holders. Now that we have commenced plant operations, we expect to make distributions to our unit holders in proportion to the number of units held by each unit holder. A unit holder's distribution is determined by dividing the number of units owned by such unit holder by the total number of units outstanding. Distributions to our unit holders are subject to certain loan covenants and restrictions that require us to make additional loan payments based on excess cash flow. Therefore, distributions to our unit holders may be reduced during the period of time in which we make these additional loan payments. Our Class A directors have complete discretion over the timing and amount of distributions to our unit holders, however, our operating agreement requires the Class A directors to endeavor to make cash distributions at such times and in such amounts as will permit our unit holders to satisfy their income tax liability in a timely fashion.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not subject to any material legal proceedings or claims.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        Boulay, Heutmaker, Zibell & Co., P.L.L.P. has been our independent auditor since the Company's inception and is the Company's independent auditor at the present time. The Company has had no disagreements with its auditors.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

        In 2000 and 2001, we sold 939 Class A Units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $469,500. We claimed exemption from federal registration with respect to our Class A unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings), and state registration due to application of Iowa Code Section 502.203(9) regarding small issuers. In 2002, we sold a total of 10,002 Class A units, which were registered and offered in the State of Iowa, to residents of the State of Iowa. We sold 7,812 Class A Units at a price of $1,000 per unit and we sold 2,190 Class A units for a price of $1,100 per unit. From our 2002 Class A unit sales we received total aggregate proceeds of approximately $10,226,000. None of the limited partners purchased shares in the offering.

        We relied on the intra-state offering exemption from federal registration because all offers and sales of our Class A units took place in the State of Iowa and, at the time of such offers and sales, we were and are organized and doing business in the State of Iowa. At the time of this filing, we are a development stage company that intends to use at least 80% of the net proceeds of the offering in connection with the operation of our ethanol plant in Iowa. At least 80% of our consolidated assets are located in Iowa. Our principal office is located in Marcus, Iowa. We restricted the methods of our solicitation to the State of Iowa by holding investor meetings solely in Iowa and limiting all advertising to in-state trade journals and periodicals. The recipients of securities in each such transaction provided written representation of their residence in Iowa, represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. During the offering and for a period of 9 months following the date of our last sale of securities in the offering, all of our Class A units are subject to a limitation on resale that only allows resale of our Class A units to residents of Iowa. All of our Class A unit certificates bear a legend stating the securities have not been registered under the Securities Act and are subject to limitations on resale. As of the date of this filing, our membership list reflects each member's residence in the State of Iowa. As described in Item 8—Description of Securities, no member can transfer his, her or its units without our approval. We will not approve any transfer of units to purchasers that reside outside of Iowa. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Iowa law, no director or officer will be liable for any of the Company's debts, obligations or liabilities merely because he or she is a director or officer. In addition, Iowa law and our operating agreement contain an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the Company. The Company must also indemnify these individuals if they were serving another entity at our request. The Company must indemnify against expenses, including attorneys' fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceedings. The Company's indemnification obligations may include criminal or other proceedings.

PART F/S

        The consolidated financial statements of the Registrant are incorporated by reference from the Registrant's annual report on Form 10-KSB for the fiscal year ended September 30, 2003 and filed with the Securities and Exchange Commission on December 29, 2003. The Registrant's Form 10-KSB is included as Exhibit 13.1 to this registration statement.

PART III

ITEMS 1. AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit 2.1	Articles of Organization
Exhibit 2.2	Second Amended and Restated Operating Agreement
Exhibit 2.3	Certificate of Limited Partnership filed as Exhibit 2.3 to Registrant's Form 10-SB filed May 1, 2003 under Commission File No. 0001229899 and incorporated by reference herein.
Exhibit 2.4	Limited Partnership Agreement
Exhibit 6.1	Ethanol Marketing Agreement between Little Sioux Corn Processors, L.P. and Minnesota Corn Processors, L.L.C.*
Exhibit 6.2	Assignment of Ethanol Marketing Agreement between Little Sioux Corn Processors, L.P. and Minnesota Corn Processors, L.L.C. to Archer Daniels Midland Company
Exhibit 6.3
Distillers Grain Marketing Agreement between Little Sioux Corn Processors, L.P. and Commodity Specialist Company filed as Exhibit 6.3 to Registrant's Form 10-SB filed May 1, 2003 under Commission File No. 0001229899 and incorporated by reference herein.*
Exhibit 6.4	Design/Build Contract between Little Sioux Corn Processors, L.P. and Fagen, Inc.*
Exhibit 6.5	LSCP, L.P., d/b/a Little Sioux Corn Processors, L.P. Full Service Integrated Risk Management Contract with FC Stone, LLC, dated July 16, 2002*
Exhibit 13.1	Registrant's Annual Report on Form 10-KSB filed December 29, 2003 under Commission File No. 0001229899 and incorporated by reference herein.

*
Portions of the exhibit have been omitted pursuant to a request for confidential treatment and have been filed with the U.S. Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LITTLE SIOUX CORN PROCESSORS, L.L.C.
Date: March 25, 2004	By:	/s/ DARYL J. HAACK Daryl J. Haack, President

QuickLinks

LITTLE SIOUX CORN PROCESSORS, L.L.C. FORM 10-SB
PART I
ITEM 1. DESCRIPTION OF BUSINESS
DIAGRAM OF THE REGISTRANT'S RELATIONSHIP TO LSCP, LLLP
ITEM 2. MANAGEMENT'S PLAN OF OPERATION
ITEM 3. DESCRIPTION OF PROPERTY
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6. EXECUTIVE COMPENSATION
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8. DESCRIPTION OF SECURITIES
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
ITEM 2. LEGAL PROCEEDINGS
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART F/S
PART III
ITEMS 1. AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS
SIGNATURES